FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

Press Release	Source: PeopleSoft

ICAB and Quest Congratulate PeopleSoft on the
Completion of J.D. Edwards Acquisition

Thursday July 24, 12:42 pm ET

PeopleSoft and J.D. Edwards User Groups Anticipate Countless Benefits for Customers

DENVER & PLEASANTON, Calif.—(BUSINESS WIRE)—July 24, 2003— PeopleSoft’s (Nasdaq:PSFT — News) International Customer Advisory Board (ICAB), an independent 17 member organization providing a collective voice of PeopleSoft’s 5,200 customers worldwide, and Quest, the independent user group serving the J.D. Edwards user community around the world, congratulate PeopleSoft on the completion of the J.D. Edwards & Company (Nasdaq:JDEC — News) acquisition on July 18, 2003. The two user groups announced their complete support as the companies merge to form the second largest enterprise applications company in the world.

“The ICAB has stood behind PeopleSoft since the company announced its intent to acquire J.D. Edwards,” said Peg Nicholson, president of the PeopleSoft ICAB. “We have been unwavering in our position that this acquisition is in the best interest of both PeopleSoft and J.D. Edwards customers and will make PeopleSoft an even stronger company in the enterprise applications marketplace. It goes without saying that the PeopleSoft/ J.D. Edwards combination will offer customers more software on more platforms, databases, and operating systems, in more industries and more geographies than what’s available today from any other vendor.”

“As one of the largest and strongest user networks around the world, we are confident that this merger will bring customers stronger benefits and more choices,” said Dave Watts, president of Quest, J.D. Edwards Users Group. “We are focused on the opportunities this new partnership with PeopleSoft and its users will present, and look forward to building a meaningful partnership between PeopleSoft and the new, larger user community.”

The PeopleSoft ICAB is comprised of leading organizations from each of the four global regions — Asia Pacific, Latin America, North America, and Europe/Middle East/Africa — representing a cross section of products and industries.

Quest is an independent, not-for-profit organization representing more than 5,000 members of the J.D. Edwards community in more than 50 countries. Its mission is to maximize value for the global J.D. Edwards community through collaboration, knowledge sharing and networking.

Contact:

     PeopleSoft Inc.
     Dee Anna McPherson, 925/694-4112
     deeanna_mcpherson@peoplesoft.com
     or
     Quest, J.D. Edwards Users Group
     DeLaine Perkins, 859/226-4421
     delaine_perkins@questnetx.org

Source: PeopleSoft

Additional Information

PeopleSoft filed a registration statement on Form S-4 with the SEC on June 19, 2003 relating to the acquisition of J.D. Edwards & Company. PeopleSoft also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.